Exhibit 99.1

Heritage Commerce Corp
Reports Financial Results For 2007

San Jose, CA – January 30, 2008 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, announced today that strong loan growth and solid asset quality contributed to earnings for 2007 of $14.1million, or $1.12 per diluted share. Heritage Commerce Corp earned $17.3 million, or $1.44 per diluted share, for the year ended December 31, 2006. In the fourth quarter of 2007, net income was $2.8 million, or $0.21 per diluted share, compared to $4.4 million, or $0.37 per diluted share, for the same quarter a year ago. The year end and fourth quarter results reflected the acquisition of Diablo Valley Bank (DVB), costs associated with hiring new senior level bankers, and the strategic shift from loan sales to retention of Small Business Administration (SBA) loan production, which was announced in the second quarter of 2007.

The following items impacted the fourth quarter and year-to-date results:

♦ The DVB acquisition resulted in a charge of $375,000 pre-tax in the fourth quarter of 2007. This included the core deposit intangible (CDI) amortization of $167,000, consulting agreement expense of $188,000, and non-compete agreement expense of $20,000. Year-to-date, the DVB acquisition resulted in an aggregate charge of $1,253,000 pre-tax for 2007. This included the CDI amortization of $352,000, consulting agreement expense of $400,000 that expired on December 31, 2007, non-compete agreement expense of $40,000, and compensation expense of $461,000 for DVB employees who are no longer with the Company. The compensation expense was incurred in the second and third quarters of 2007 and included pay-to-stay bonuses for DVB employees during the transition period following the merger.

♦ Up-front costs associated with the hiring of experienced bankers for the East Bay expansion and SBA team were $308,000 in the fourth quarter and $970,000 for 2007.

♦ The provision for loan losses was $725,000 in the fourth quarter of 2007, compared to $100,000 a year ago, reflecting the substantial growth in the loan portfolio. The Company had a credit provision for loan losses of $11,000 in 2007, compared to a credit provision of $503,000 in 2006.

♦ Reflecting the strategic shift to retain SBA loan production, gains from sale of loans dropped substantially. There was no gain on sale of SBA loans in the fourth quarter of 2007, compared to $837,000 gain on sale of loans in the fourth quarter of 2006. For the full year, the gain on sale of SBA loans was $1.8 million, compared to $3.3 million in 2006.

♦ Adding several experienced bankers to the Heritage team helped drive strong loan growth with the loan portfolio growing 9% in the quarter. Net loans grew $81 million in the fourth quarter to $1 billion, a record level for the Company's portfolio.

♦ Commercial loans increased 9% in the current quarter, and now account for 40% of total loans.

♦ The DVB acquisition increased total common shares outstanding by 1.7 million.

♦ For the year 2007, the Company repurchased 698,190 shares of its common stock pursuant to its on-going common stock repurchase program.

Operating Results

Net interest income was $13.8 million for the fourth quarter of 2007, approximately the same as the third quarter of 2007. Year-to-date net interest income grew 3% to $51.7 million in 2007 from $50.4 million in 2006. The fourth quarter of 2007 net interest margin was 4.70%, up 5 basis points compared to 4.65% for the third quarter of 2007. Year-to-date net interest margin was 4.86% in 2007, down 20 basis points from 5.06% in 2006. The decrease in net interest margin for 2007 was due to lower interest rates.

The Company's operating results are affected by market rates of interest. During the fourth quarter of 2007, the Board of Governors of the Federal Reserve System reduced short-term interest rates by 50 basis points. This decrease in short-term interest rates immediately affected the rates applicable to the majority of the Company's loans. While the decrease in interest rates also lowered the cost of interest bearing deposits, which represent the Company's primary funding source, these deposits tend to reprice more slowly than floating rate loans. The Federal Reserve reduced the short-term interest rates by another 125 basis points in January 2008. Reductions in short-term interest rates can be expected to similarly affect the Company's net interest margin and net interest income.

Noninterest income was $1.6 million for the fourth quarter of 2007, approximately the same as the third quarter of 2007. Year-to-date noninterest income was $8.1 million in 2007, compared to $9.8 million in 2006. The decrease was primarily due to a reduction in SBA loans sales in 2007. The year-to-date gain on sale of SBA loans was $1.8 million in 2007, compared to $3.3 million in 2006. There was also a gain of $671,000 from the sale of specialty loans in 2006.

Noninterest expense was $10.2 million for the fourth quarter of 2007, down from $10.5 million for the third quarter of 2007. Year-to-date noninterest expense increased to $37.5 million in 2007, compared to $34.3 million in 2006. DVB related charges accounted for $1,253,000 of the increase, including $352,000 for CDI amortization, $400,000 of consulting agreement expense, $40,000 of non-compete agreement expense, and compensation expense of $461,000 for DVB employees who are no longer with the Company. Compensation expense increased 22% in the fourth quarter of 2007 from the same period in 2006. Year-to-date compensation expense increased 9% in 2007 compared to a year ago. The increase in compensation expense was primarily due to the merger with DVB, the addition of senior level bankers and hiring of a new SBA team during 2007. Up front costs associated with the hiring of new bankers for the East Bay expansion and SBA team totaled $970,000 in 2007, including $308,000 in the fourth quarter.

The efficiency ratio was 66.2% in the fourth quarter of 2007, down from 68.2% in the third quarter of 2007. The year-to-date efficiency ratio in 2007 increased to 62.8% from 56.9% a year ago. The higher efficiency ratio reflects the additional senior level bankers, SBA team hired and the DVB acquisition.

Income tax expense in 2007 was 37% of pre-tax income, compared to 35% in 2006. The increase in 2007 was primarily due to adjustments in 2007 resulting from the previously announced audit of the Company's California state tax returns by the State of California Franchise Tax Board.

The annualized returns on average assets (ROAA) and average equity (ROAE) for the fourth quarter of 2007 were 0.84% and 6.62%, compared to 0.96% and 7.56% for the third quarter of 2007, respectively. Year-to-date ROAA and ROAE were 1.18% and 9.47% for 2007, compared to 1.57% and 14.62% for 2006, respectively. The annualized returns on average tangible assets (ROATA) and average tangible equity (ROATE) for the fourth quarter of 2007 were 0.87% and 9.26%, compared to 1.00% and 10.55% for the third quarter of 2007, respectively. Year-to-date ROATA and ROATE were 1.21% and 11.43% for 2007, compared to 1.57% and 14.62% for 2006, respectively.

Balance Sheet, Capital Management and Credit Quality

At December 31, 2007, total assets were $1.35 billion, compared to $1.04 billion a year ago, and $1.33 billion at September 30, 2007. Total deposits were $1.06 billion at December 31, 2007, compared to $847 million a year ago, and $1.10 billion at September 30, 2007. Total loans were $1.04 billion at December 31, 2007, compared to $709 million a year ago, and $955 million at September 30, 2007.

Nonperforming assets totaled $4.5 million, or 0.34% of total assets, at December 31, 2007, compared to $4.3 million, or 0.42% of total assets, a year ago, and $3.4 million, or 0.25% of total assets, at September 30, 2007. Approximately $900,000 in nonperforming loans at December 31, 2007 were paid off in January 2008. Of the $4.5 million nonperforming assets, approximately $2.0 million were SBA loans.

The allowance for loan losses was $12.2 million at December 31, 2007, representing 1.18% of total loans and 353% of nonperforming loans compared to $9.3 million at December 31, 2006, representing 1.28% of total loans and 215% of nonperforming loans. At September 30, 2007, the allowance for loan losses was $11.5 million or 1.20% of total loans and 398% of nonperforming loans. Net recoveries were $21,000, or 0.01% of average loans, in the fourth quarter of 2007, compared to net charge-offs of $200,000, or 0.11% of average loans, in the fourth quarter of 2006. Net recoveries were $868,000, or 0.37% of average loans, in the third quarter of 2007. For the year, net recoveries were $825,000 in 2007, compared to $442,000 of net charge-offs in 2006.

Shareholders' equity increased 34% to $165 million at December 31, 2007, compared to $123 million a year ago. At year end, tangible book value per share was $9.20, compared to $10.54 a year ago and $9.18 at September 30, 2007. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies, allowing the Company to grow its balance sheet while paying dividends and repurchasing shares. The quarterly dividend is now $0.08 per share, compared to $0.05 in 2006 and zero in 2005. The leverage ratio at December 31, 2007 was 11.05%, compared to 13.47% at December 31, 2006, and 11.19% at September 30, 2007.

During the fourth quarter of 2007, the Company repurchased 358,490 shares of its common stock at an average price of $17.23 under the previously announced common stock repurchase program. Shares were purchased on the open market using available cash. The Company's Board of Directors authorized the purchase of up to $30 million of its common stock over two years. The repurchase program expires in July 2009. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with Loan Production Offices in Fresno, Sacramento, Oakland and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, the Company's ability to sustain dividend payments, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, the ability to maintain adequate liquidity to support loan growth, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:		At and For the Year Ended:		
	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Percent Change
Interest Income	$ 21,056	$ 22,105	$ 18,737	-5%	12%	$ 78,712	$ 72,957	8%
Interest Expense	7,261	8,324	5,936	-13%	22%	27,012	22,525	20%
Net Interest Income	13,795	13,781	12,801	0%	8%	51,700	50,432	3%
Provision for Loan Losses	725	(500)	100	245%	625%	(11)	(503)	-98%
Net Interest income after Provision for Loan Losses	13,070	14,281	12,701	-8%	3%	51,711	50,935	2%
Noninterest Income:								
Gain on Sale of SBA Loans	-	60	837	-100%	-100%	1,766	3,337	-47%
Gain on Sale of Capital Group Loan Portfolio	-	-	-	N/A	N/A	-	671	-100%
Servicing Income	584	546	539	7%	8%	2,181	1,860	17%
Increase in Cash Surrender Value of Life Insurance	373	374	369	0%	1%	1,443	1,439	0%
Service Charges and Other Fees on Deposit Accounts	329	344	327	-4%	1%	1,284	1,335	-4%
Other	350	315	318	11%	10%	1,378	1,198	15%
Total Noninterest Income	1,636	1,639	2,390	0%	-32%	8,052	9,840	-18%
Noninterest Expense:								
Salaries & Employee Benefits	5,747	5,840	4,711	-2%	22%	21,160	19,414	9%
Occupancy & Equipment	1,262	1,168	907	8%	39%	4,195	3,627	16%
Other	3,202	3,510	3,085	-9%	4%	12,175	11,227	8%
Total Noninterest Expense	10,211	10,518	8,703	-3%	17%	37,530	34,268	10%
Income Before Income Taxes	4,495	5,402	6,388	-17%	-30%	22,233	26,507	-16%
Provision for Income Taxes	1,687	2,162	2,036	-22%	-17%	8,137	9,237	-12%
Net Income	$ 2,808	$ 3,240	$ 4,352	-13%	-35%	$ 14,096	$ 17,270	-18%
PER SHARE DATA (unaudited)								
Basic Earnings Per Share	$ 0.22	$ 0.24	$ 0.37	-8%	-41%	$ 1.14	$ 1.47	-22%
Diluted Earnings Per Share	$ 0.21	$ 0.24	$ 0.37	-13%	-43%	$ 1.12	$ 1.44	-22%
Common Shares Outstanding at Period-End	12,774,926	13,123,396	11,656,943	-3%	10%	12,774,926	11,656,943	10%
Book Value Per Share	$ 12.90	$ 12.83	$ 10.54	1%	22%	$ 12.90	$ 10.54	22%
Tangible Book Value Per Share	$ 9.20	$ 9.18	$ 10.54	0%	-13%	$ 9.20	$ 10.54	-13%
KEY FINANCIAL RATIOS (unaudited)								
Annualized Return on Average Equity	6.62%	7.56%	14.25%	-12%	-54%	9.47%	14.62%	-35%
Annualized Return on Average Tangible Equity	9.26%	10.55%	14.25%	-12%	-35%	11.43%	14.62%	-22%
Annualized Return on Average Assets	0.84%	0.96%	1.59%	-13%	-47%	1.18%	1.57%	-25%
Annualized Return on Average Tangible Assets	0.87%	1.00%	1.59%	-13%	-45%	1.21%	1.57%	-23%
Net Interest Margin	4.70%	4.65%	5.16%	1%	-9%	4.86%	5.06%	-4%
Efficiency Ratio	66.17%	68.21%	57.29%	-3%	16%	62.81%	56.86%	10%
AVERAGE BALANCES (in $000's, unaudited)								
Average Assets	$ 1,324,242	$ 1,336,195	$ 1,084,440	-1%	22%	$ 1,193,890	$ 1,098,278	9%
Average Tangible Assets	$ 1,276,392	$ 1,287,936	$ 1,084,440	-1%	18%	$ 1,168,380	$ 1,098,278	6%
Average Earning Assets	$ 1,165,127	$ 1,175,396	$ 984,146	-1%	18%	$ 1,063,062	$ 996,082	7%
Average Total Loans	$ 978,310	$ 933,675	$ 715,257	5%	37%	$ 835,712	$ 704,009	19%
Average Loans Held For Sale	$ -	$ 5,348	$ 23,115	-100%	-100%	$ 9,216	$ 34,288	-73%
Average Deposits	$ 1,092,387	$ 1,107,662	$ 892,983	-1%	22%	$ 981,713	$ 907,095	8%
Average Demand Deposits - Noninterest Bearing	$ 264,404	$ 263,465	$ 233,945	0%	13%	$ 242,308	$ 229,190	6%
Average Interest Bearing Deposits	$ 827,983	$ 844,197	$ 659,038	-2%	26%	$ 739,405	$ 677,905	9%
Average Interest Bearing Liabilities	$ 867,908	$ 878,799	$ 704,540	-1%	23%	$ 779,362	$ 727,036	7%
Average Equity	$ 168,207	$ 170,136	$ 121,202	-1%	39%	$ 148,835	$ 118,095	26%
Average Tangible Equity	$ 120,357	$ 121,877	$ 121,202	-1%	-1%	$ 123,325	$ 118,095	4%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	December 31, 2007	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
ASSETS					
Cash and Due from Banks	$ 39,793	$ 51,627	$ 34,285	-23%	16%
Federal Funds Sold	9,300	42,600	15,100	-78%	-38%
Securities Available-for-Sale, at Fair Value	135,402	150,116	172,298	-10%	-21%
Loans Held For Sale	-	-	17,234	N/	-100%
Loans:					
Commercial Loans	411,251	378,777	300,611	9%	37%
Real Estate-Mortgage	361,211	325,327	239,041	11%	51%
Real Estate-Land and Construction	215,597	205,925	143,834	5%	50%
Home Equity	44,187	39,771	38,976	11%	13%
Consumer Loans	3,044	4,131	2,422	-26%	26%
Total Loans	1,035,290	953,931	724,884	9%	43%
Deferred Loan Costs, net	1,175	727	870	62%	35%
Loans, Net of Deferred Costs	1,036,465	954,658	725,754	9%	43%
Allowance for Loan Losses	(12,218)	(11,472)	(9,279)	7%	32%
Net Loans	1,024,247	943,186	716,475	9%	43%
Company Owned Life Insurance	38,643	38,270	36,174	1%	7%
Premises & Equipment, Net	9,308	9,441	2,539	-1%	267%
Goodwill	42,614	42,996	-	-1%	N/A
Intangible Assets	4,696	4,863	-	-3%	N/A
Accrued Interest Receivable and Other Assets	43,469	43,320	43,033	0%	1%
Total Assets	$ 1,347,472	$ 1,326,419	$ 1,037,138	2%	30%
LIABILITIES & SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits					
Demand Deposits-Noninterest Bearing	$ 268,005	$ 263,244	$ 231,841	2%	16%
Demand Deposits-Interest Bearing	150,527	146,410	133,413	3%	13%
Savings and Money Market	432,293	468,263	307,266	-8%	41%
Time Deposits, Under $100	34,092	32,341	31,097	5%	10%
Time Deposits, $100 and Over	139,562	138,327	111,017	1%	26%
Brokered Deposits	39,747	52,179	31,959	-24%	24%
Total Deposits	1,064,226	1,100,764	846,593	-3%	26%
Securities Sold under Agreement to Repurchase	10,900	10,900	21,800	0%	-50%
Other Short-term Borrowing	60,000	-	-	N/A	N/A
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities	23,820	22,678	22,223	5%	7%
Total Liabilities	1,182,648	1,158,044	914,318	2%	29%
Shareholders' Equity:					
Common Stock	92,414	98,093	62,363	-6%	48%
Accumulated Other Comprehensive Loss	(888)	(1,258)	(1,995)	-29%	-55%
Retained Earnings	73,298	71,540	62,452	2%	17%
Total Shareholders' Equity	164,824	168,375	122,820	-2%	34%
Total Liabilities & Shareholders' Equity	$ 1,347,472	$ 1,326,419	$ 1,037,138	2%	30%
CREDIT QUALITY DATA (in $000's, unaudited)					
Nonaccrual Loans	$ 3,363	$ 2,862	$ 3,866	18%	-13%
Loans Over 90 Days Past Due and Still Accruing	101	18	451	461%	-78%
Total Nonperforming Loans	3,464	2,880	4,317	20%	-20%
Other Real Estate Owned	1,062	487	-	118%	N/A
Total Nonperforming Assets	$ 4,526	$ 3,367	$ 4,317	34%	5%
Net Charge-offs (Recoveries)	$ (21)	$ (868)	$ 200	98%	-111%
Net Charge-offs (Recoveries) as Percent of Average Loans	-0.01%	-0.37%	0.11%	97%	-109%
Allowance for Loan Losses to Total Loans	1.18%	1.20%	1.28%	-2%	-8%
Allowance for Loan Losses to Nonperforming Loans	352.71%	398.33%	214.94%	-11%	64%
Nonperforming Assets to Total Assets	0.34%	0.25%	0.42%	36%	-19%
Nonperforming Loans to Total Loans	0.33%	0.30%	0.60%	10%	-45%
OTHER PERIOD-END STATISTICS (unaudited)					
Shareholders' Equity / Total Assets	12.23%	12.69%	11.84%	-4%	3%
Loan to Deposit Ratio	97.39%	86.73%	83.78%	12%	16%
Noninterest Bearing Deposits / Total Deposits	25.18%	23.91%	27.39%	5%	-8%
Leverage Ratio	11.05%	11.19%	13.47%	-1%	-18%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended December 31, 2007			For the Three Months Ended December 31, 2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 978,310	$ 18,864	7.65%	$ 738,372	$ 15,836	8.51%
Securities	151,588	1,783	4.67%	178,835	2,014	4.47%
Interest bearing deposits in other financial institutions	3,744	37	3.92%	2,890	36	4.94%
Federal funds sold	31,485	372	4.69%	64,049	851	5.27%
Total interest earning assets	1,165,127	$ 21,056	7.17%	984,146	$ 18,737	7.55%
Cash and due from banks	40,843			29,545		
Premises and equipment, net	9,483			2,607		
Other assets	108,789			68,142		
Total assets	$ 1,324,242			$ 1,084,440		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 144,149	$ 745	2.05%	$ 135,356	$ 769	2.25%
Savings and money market	467,199	3,647	3.10%	356,489	2,819	3.14%
Time deposits, under $100	33,164	326	3.90%	30,460	276	3.59%
Time deposits, $100 and over	138,164	1,287	3.70%	104,325	1,033	3.93%
Brokered time deposits	45,307	537	4.70%	32,408	312	3.82%
Notes payable to subsidiary grantor trusts	23,702	580	9.71%	23,702	586	9.81%
Securities sold under agreement to repurchase	16,223	139	3.40%	21,800	141	2.57%
Total interest bearing liabilities	867,908	$ 7,261	3.32%	704,540	$ 5,936	3.34%
Demand, noninterest bearing	264,404			233,945		
Other liabilities	23,723			24,753		
Total liabilities	1,156,035			963,238		
Shareholders' equity:	168,207			121,202		
Total liabilities and shareholders' equity	$ 1,324,242			$ 1,084,440		
Net interest income / margin		$ 13,795	4.70%		$ 12,801	5.16%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Year Ended December 31, 2007			For the Year Ended December 31, 2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 844,928	$ 68,405	8.10%	$ 738,297	$ 61,859	8.38%
Securities	165,884	7,636	4.60%	191,220	7,796	4.08%
Interest bearing deposits in other financial institutions	3,132	141	4.50%	2,826	132	4.67%
Federal funds sold	49,118	2,530	5.15%	63,739	3,170	4.97%
Total interest earning assets	1,063,062	$ 78,712	7.40%	996,082	$ 72,957	7.32%
Cash and due from banks	37,435			34,810		
Premises and equipment, net	6,218			2,482		
Other assets	87,175			64,904		
Total assets	$ 1,193,890			$ 1,098,278		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 143,801	$ 3,154	2.19%	$ 145,471	$ 3,220	2.21%
Savings and money market	393,750	12,368	3.14%	358,846	10,274	2.86%
Time deposits, under $100	32,196	1,243	3.86%	31,967	1,037	3.24%
Time deposits, $100 and over	119,812	5,151	4.30%	107,387	3,762	3.50%
Brokered time deposits	49,846	2,295	4.60%	34,234	1,295	3.78%
Notes payable to subsidiary grantor trusts	23,702	2,329	9.83%	23,702	2,310	9.75%
Securities sold under agreement to repurchase	16,255	472	2.90%	25,429	627	2.47%
Total interest bearing liabilities	779,362	$ 27,012	3.47%	727,036	$ 22,525	3.10%
Demand, noninterest bearing	242,308			229,190		
Other liabilities	23,385			23,957		
Total liabilities	1,045,055			980,183		
Shareholders' equity:	148,835			118,095		
Total liabilities and shareholders' equity	$ 1,193,890			$ 1,098,278		
Net interest income / margin		$ 51,700	4.86%		$ 50,432	5.06%